

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 15, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 4.500%
Subordinated Debentures due 2060 of American Financial Group, Inc. under the Exchange
Act of 1934.

Sincerely,